YUKON-NEVADA GOLD CORP. UPDATES GOLDEN EAGLE DISPUTE

Vancouver, BC – January 8, 2010 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) (“YNG” or the “Company”) reports that on December 23rd, 2009 the Fourth Judicial District Court of Nevada (the “Court”) denied an application by Golden Eagle International Inc. (“GEII”) for a Temporary Writ of Restitution after GEII had been ordered off of the Jerritt Canyon property by the Company’s subsidiary. The Jerritt Canyon property is located approximately 50 miles from Elko, Nevada. Jerritt Canyon is owned and operated by Queenstake Resources U.S.A. Ltd. (“Queenstake”) a wholly owned subsidiary of the Company.

In its decision, the Court states, “The Court has reviewed the parties’ pleadings, as well as the applicable statutes and case law, and concludes that a writ of restitution is an improper remedy in this situation... Despite the Defendant’s assertion that it could operate the mill, the Court is skeptical of such an assertion.”

The Court, in entering the Order of denial of the Writ, quoted from Queenstake’s opposition brief as follows: “The remedy of a writ of restitution does not permit a court to restore a party to its former position in a complex contractual relationship that involves much more than mere occupancy of the premises, but also the use of the premises for the benefit of the principal as the underlying issue involves considerably more than mere possession of the premises.”

President and CEO Robert Baldock who presided over the removal of GEII from the Queenstake Jerritt Canyon operation was very pleased with the decision of the court. It is now up to the court to rule on the final issue of damage allegedly caused by GEII to Queenstake as complained in the writ filed on behalf of Queenstake on June10, 2009.

History

Queenstake filed suit against GEII after GEII’s engagement as operator of the mill was terminated for cause on June 10, 2009. In July 2009, GEII filed counterclaims against Queenstake. The Company believes that the allegations in the GEII counterclaims are meritless, without foundation in fact and reflect only the views of a disgruntled former contractor. Regrettably, Queenstake has not been able to reach an amicable resolution with GEII, despite substantial good-faith efforts on Queenstake’s part since Queenstake filed suit. In addition to the Court being asked to not allow GEII to return to the jobsite, Queenstake is also claiming damages for GEII’s breach of contract, breach of implied covenants of good faith and fair dealing and negligence.

Queenstake will continue to vigorously defend the counterclaims filed by GEII if the matter cannot otherwise be resolved.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering and developing gold deposits and operating gold mines. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada, and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Investor Relations Manager	Director of Operations
Tel: (604) 688-9427 ext 224	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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